UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PROVENTION BIO, INC.

(Name of Subject Company)

PROVENTION BIO, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

74374N102

(CUSIP Number of Common Stock)

Ashleigh Palmer

Chief Executive Officer

Provention Bio, Inc.

55 Broad Street

Red Bank, New Jersey 07701

(908) 336-0360

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Suni Sreepada

Thomas Danielski

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Provention Bio, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 24, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer by Zest Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Sanofi S.A., a French société anonyme (“Parent”), to purchase any and all of the outstanding common stock, $0.0001 par value per share (the “Shares”), of the Company in exchange for $25.00 per Share, to the seller in cash, without interest and less applicable tax withholding (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 24, 2023. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person.

Item 2 is hereby amended and supplemented as follows:

The third sentence in the second paragraph of the section “Tender Offer” is deleted and the following is added after the second paragraph of such section:

“On April 10, 2023, in connection with the withdrawal of Parent’s Premerger Notification and Report Form under the HSR Act, and as agreed with the Company, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute after 11:59 p.m., Eastern Time, on April 20, 2023. The expiration date of the Offer is extended to one minute after 11:59 p.m., Eastern Time, on April 26, 2023, unless further extended. On April 10, 2023, Parent issued a press release relating to the withdrawal of Parent’s Premerger Notification and Report Form and announcing Purchaser’s extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)(E) to the Schedule 14D-9 and is incorporated herein by reference.”

Item 8. Additional Information.

Item 8 is hereby amended and supplemented as follows.

The second paragraph of the section “Regulatory Approvals” is deleted and the following is added after the first paragraph of such section:

“Parent and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on March 24, 2023.

On April 10, 2023, Parent voluntarily withdrew the March 24, 2023 filing to provide the FTC with additional time for review, and refiled its Premerger Notification and Report Form on April 10, 2023. Following such refiling, the waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., Eastern Time, on April 25, 2023. This period may change if the FTC or the Antitrust Division, as applicable, grants early termination of the waiting period or issues a request for additional information or documentary material, or if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period.”

The following is inserted as a new section in Item 8:

“(i) Certain Litigation

Between March 27, 2023 and April 10, 2023, eight complaints were filed in the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, and the United States District Court for the District of New Jersey by putative stockholders of Provention: Walker v. Provention Bio, Inc., et al., No. 1:23-cv-02574, filed March 27, 2023 (S.D.N.Y.); O’Dell v. Provention Bio, Inc., et al., No. 1:23-cv-02582, filed March 27, 2023 (S.D.N.Y.); Wang v. Provention Bio, Inc., et al., No. 1:23-cv-02599, filed March 28, 2023 (S.D.N.Y.); Coffman v. Provention Bio, Inc., et al., No. 1:23-cv-02628, filed March 29, 2023 (S.D.N.Y.); Finger v. Provention Bio, Inc., et al., No. 1:23-cv-00356, filed March 29, 2023 (D. Del.); Zain v. Provention Bio, Inc., et al., No. 1:23-cv-02638, filed March 29, 2023 (S.D.N.Y.); Jenkins v. Provention Bio, Inc., et al., No. 1:23-cv-02731, filed March 31, 2023 (S.D.N.Y.); Israel v. Provention Bio, Inc., et al., No. 3:23-cv-01861, filed April 3, 2023 (D.N.J.) (collectively, the “Complaints”). All of the Complaints name the Company and the members of the Company Board as defendants. The Complaints assert claims under the federal securities laws in connection with the Schedule 14D-9 that was filed with the SEC by the Company on March 24, 2023, alleging that the document contains materially incomplete and misleading information. The Complaints seek, among other things, to enjoin or rescind the proposed transaction contemplated by the merger agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts. If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.”

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Press Release issued by Parent, dated April 10, 2023 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2023	PROVENTION BIO, INC.

	By:	/s/ Ashleigh Palmer
	Name:	Ashleigh Palmer
	Title:	Chief Executive Officer